SMITH, ANDERSON, BLOUNT,
DORSETT, MITCHELL & JERNIGAN, L.L.P.
LAWYERS

OFFICES 2500 Wachovia Capitol Center Raleigh, North Carolina 27601		MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina
27602-2611
DAVID B. CLEMENT DIRECT DIAL: (919) 821-6754 E-Mail: dclement@smithlaw.com	October 27, 2010	TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800
VIA EDGAR SUBMISSION
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Ms. Keira Nakada
Staff Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Cornerstone Therapeutics Inc. Form 10-K for the year ended December 31, 2009 Form 10-Q for the quarterly period ended March 31, 2010 File No. 000-50767
Dear Mr. Rosenberg and Ms. Nakada:
     As legal counsel to Cornerstone Therapeutics Inc. (the “Company”), this letter is to confirm my conversation on October 26, 2010 with Ms. Nakada of the Division of Corporation Finance. As discussed, the Company received the letter of October 15, 2010 from Mr. Rosenberg of the Division of Corporation Finance regarding the above-referenced filings and intends to fully respond, but has respectfully requested an extension of time to respond. At Ms. Nakada’s request, this letter will confirm our telephone conversation in which we agreed that the Company would have until November 12, 2010 to respond to the comments posed in the letter.
     Thank you for approving the Company’s request for an extension of time in which to respond. Please feel free to contact me directly if I may be of further assistance.

Sincerely,
/s/ David B. Clement
David B. Clement

Cc: Cornerstone Therapeutics (Attn: Andrew K. W. Powell)